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phoenix canada oil company limited

second quarter report

30 June 2006

dw 9/7

82-3/58

Phoenix Canada Oil Company Limited

Special Report to Shareholders:

This Special Shareholder Report (and the accompanying "Technology" review) covers several recent developments that materially advance the Company's research and development program on our innovative, proprietary hydrogen gas generation technology. Today's primary global energy challenge is the reduction, or elimination, of dependence on polluting – and depleting – fossil fuels.

The "special" nature of this Report derives from several "breakthrough" developments of material importance to the Phoenix hydrogen program:

- We have notice of patent allowance from the U.S. Patent Office (formal Patent issue in 60-90 days). This action strongly enhances the credibility of the hydrogen project – and clearly establishes our proprietary technology as a long term "hard" asset.
- The PCT (Patent Cooperation Treaty) international patent application has been filed. This process establishes interim, worldwide Intellectual Property protection in all major industrial nations.
- Highly significant – in a recent basic R&D breakthrough, we are now generating measurable hydrogen gas production, exclusively employing light-sourced energy.
- Phoenix has authorized the engagement of senior chemical engineering expertise to expedite the project's engineering design phase to scale-up the process to commercial applications of our hydrogen generation technology.

The Phoenix "photoelectrochemical" hydrogen generation system is designed for very low cost hydrogen gas production – as a primary energy resource to replace hydrocarbon and nuclear fuels in most power applications. Hydrocarbon resources are foreseeably approaching depletion – and the costs and dangers of long term radioactive uranium waste storage or disposal are increasingly recognized. We are stressing that hydrogen gas – deriving from the virtually inexhaustible water feedstock base – should be considered a "replacement" (rather than "alternative") energy resource.

Your Management also considers the following as fundamental "positives" further advancing the economic and environmental feasibility of the Phoenix hydrogen technology:

- Positive Energy Balance – The economic key to hydrogen technology is its positive energy balance. Energy alternatives, including ethanol, require significant energy inputs – to plant, fertilize, harvest and transport commodities to processing plants. Formidable economic issues raise serious questions as to the longer term feasibility of delivering and marketing most alternative fuels.
- Minimal Environmental Impact – Hydrogen fuel provides clean energy, with benign environmental effect. Hydrogen production and combustion result in minimal-to-zero carbon dioxide emissions and greenhouse gases – with minimal global warming and impact on long term climate stability.

It is suggested that a successful hydrogen gas generation research program can result in dramatic ramifications for the massive energy industry – and for its investors.

per: S. Donald Moore; President
21 August 2006

or "**molecular machines**," must be designed to deliver multiple electrons simultaneously to a central reaction center, which then catalyzes, or facilitates, the water-splitting process.
By designing the process in its molecular scale, improved efficiency can more readily be built into the system. Molecular complexes that absorb visible light energy must also be designed to tap into the energy contained in the complete range of the solar light spectrum. The creation of successful, efficient supramolecular complexes for this innovative proprietary process required many years of testing the numerous combinations and permutations of the essential system components.

The action of the specially-designed molecular complexes -- which we define as "**molecular machines**" -- basically mimics the natural photosynthesis process. The "machine" comprises a combination of organic and metal-containing components constructed of three primary units. A chemical bridge connects each of the two light-absorbing units to form the operating central catalytic unit.

The research to date has now focused on a range of diverse platinum group metals (PGM) which contain the atoms that comprise the essential light-absorbing units. As in the chlorophyll molecule driving natural photosynthesis, a photon striking a PGM atom excites one of its electrons. The electron is then shuttled to the central unit which contains a different PGM. The latter PGM atom collects electrons, two at a time, which then perform the desired reaction.

To ensure that the excited, mobilized electrons would gather in the central unit, the complex's chemical bridges are designed to attract the electrons from the light-absorbing segments, and then shuttle them in the right direction. Once the chemical bridge was developed, the next critical challenge was to determine the optimum PGM metals for the central catalytic unit that serves to pull in the electrons and catalyze the complex bond-breaking and bond-making reactions necessary to produce the hydrogen gas from the water substrate, or feedstock.

Certain PGM metals are strong electron acceptors. They must also be reactive enough to split water -- and, as catalysts, they remain stable over the longer term for incorporation into the designed hydrogen gas generation system. The extended research programs completed to date indicate that the efficiency of the "**molecular machine**" system is already considered practicable and stable -- and recently established as advancing beyond the proof-of-concept stage. The program is now capable of generating measurable, solar light-generated, hydrogen gas production -- and is progressing into system scale-up -- targetting commerciality.

26 June 2006

Significant Current Events and Status

Hydrogen Generation Technology License Agreement

In September 2005, through our wholly-owned U.S subsidiary, Phoenix International Energy Inc., the Company committed to finance a $600,000 research and development program under a long–term, exclusive (worldwide) Technology License Agreement with a major U.S. research university covering a proprietary catalytic ("Photoelectrochemical") conversion system designed to commercially produce low cost hydrogen gas fuel from a basic water substrate, or feedstock. The light-driven metallic catalysts (patent allowance) convert solar light energy to chemical energy which generates hydrogen gas fuel from the water feedstock.

Current hydrogen gas production systems, widely used in many hydrocarbon refining and upgrading processes, now employ high cost, emission-rich, natural gas feedstocks which are environmentally and/or economically unsustainable over the medium to longer term. Currently, the lowest cost commercial hydrogen gas production, over 95% of the aggregate supply, derives from the long established process of steam reformation of natural gas, obviously uneconomic as such reserves become depleted and its cost continues to increase.

The technology may be described, in general terms, as a proprietary approach to exploiting reactive catalytic metals in the form of a "molecular machine" which is being designed to operate at optimum stability and cost. The current R&D program has progressed beyond proof-of-concept to the generation of measurable hydrogen gas. Material technical particulars on the proprietary innovative process and system design remain subject to short to medium term legal confidential disclosure restrictions. The broad range of intellectual property rights are safeguarded by comprehensive U.S. and international patent applications and filings.

The increasingly publicized world energy crisis is rooted in the perception that in the foreseeable, relatively near-term future, the depletion of the world's economic oil and gas reserves is imminent. Several widely recognized industry experts suggest that this "Peak Oil" or "Doomsday" scenario will climax considerably sooner than is now generally anticipated. The "broad-brush" industry statistics are clear in that over the first 125 years of the current oil age, to date, the first trillion barrels of reserves have been produced. Over the next 30 years, the world is visibly on track to deplete the near finite second trillion barrels of reserves. Accordingly, hydrogen is increasingly recognized as the primary alternative to hydrocarbons for the full range of essential energy and petrochemical markets by employing the virtually inexhaustible hydrogen resources deriving from basic water feedstock.

Direct hydrogen gas combustion for power generation eliminates global warming issues, greenhouse gas emissions, air pollution and acid rain from coal-fired power plants, and the latent dangers of nuclear power generation requiring costly, long term, radioactive waste disposal. The economic objective of the Phoenix technology is the production of a low cost alternative to hydrocarbon and nuclear fuels – hydrogen – at a relatively low capital cost and with inherently minimal operating costs. Commercial exploitation of universally available hydrogen resources will ensure the survival of an energy-dependent civilization.

Phoenix is financing the ongoing research and development of its position in the hydrogen fuel generation technology program out of its current free Treasury cash resources. No Phoenix equity dilution is indicated for the foreseeable future. The underlying Technology License Agreement extends for 20 years following the expiry of the last issued patent

Nominal Phoenix Share Valuation
Based on the less than 5.1-million Phoenix common shares outstanding (5,065,994 shares at the date hereof), each share has a nominal value, practically all in cash and listed marketable securities, and including the value of our Western Canada natural gas interests, near our recent market trading price – but which does not include the intangible valuation that can be attributed to our seasoned, widely-distributed North American shareholder base -- and to the Company's interesting position in the development of the proprietary hydrogen gas generation technology.

Results of Operations
Investment income improved from the year earlier period – from $126,000 to $184,000 – but remained moderate on the Company's substantial cash and equivalent asset position due to the retrained short term market interest rate environment. No transactions impacting the Company's equity investment positions were recorded during the period under review.

Oil and gas production revenue for the period under review (the half-year ending 30 June 2006) declined to $47,000 from $101,000 for last year's period, largely due to well workovers and extended maintenance and re-equipment shutdowns, and normal reservoir depletion. The returns from the Company's minority interest, non-operated, production holdings remain unpredictable due to lower natural gas prices and the unforeseen operating and maintenance expenses, and continuing reservoir depletion, common to the mature gas producing interests held by the Company in Alberta and British Columbia.

Direct operating expenses (not including oil and gas royalties) increased from $10,744 the prior year to $43,028 this year, which reflected the increasing rework requirements on our mature gas producing properties. Administration and general expenses, which increased from $116,215 to $125,946 this year, largely reflect due diligence investigation expenses deriving from the evaluations of new business opportunities presented to the Company. Net income, after modest one-time provisions, for the current period declined to $66,000, compared with $73,000 for the prior year, which reflected the reduced gas production income and increase in general operating expenses. The reportable net earnings per share for both the current and prior year periods were positive, but modest – a profit of about one cent per share in both periods.

Assets (other than Cash and Equivalents, and Gas Properties)
The Company's primary marketable equity investment position remained unchanged, comprising 2,469,467 common shares in Theralase Technologies Inc. (about one-half a Theralase share for each Phoenix share), and 389,729 common shares in Starrex Mining Corporation Ltd., (about 11.4% of its issued capital). Both of these listed publicly-traded companies are active and operating reporting issuers presently listed on the TSX Venture Exchange (Starrex on the NEX Board) and are deemed related to the Company by virtue of their related management and control.

Cash Flow Statement
Except for nominal deferred exploration and development expenditures, the cash flows were governed by the varying maturities of the primarily short term financial instrument investments held and transacted by the Company. This year no outstanding Company shares were repurchased, compared with the aggregate annual amount of $25,006 so employed

Transactions with Related Parties

The Company's related party transactions deal primarily with routine payments of administrative and professional fees for essential corporate services rendered by the Company's President and Secretary-Treasurer. These fees are generally paid on an annual basis and are described in the Notes to the audited Consolidated Financial Statements for the year ending 31 December 2005.

The remuneration of Directors is based on payments of $250 for each Director's Meeting attended in person or by way of telephone conference calls, plus out-of-pocket expenses incurred in connection with their attendance at such Meetings, or otherwise in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company nor have they been indebted to the Company during the 2005 fiscal year, and during the year 2006 to date.

Regulatory, Environmental and Other Risk Factors

The Company currently does not directly manage or control field exploration and development operations which may make it subject to various governing laws and regulations, including, without limitation, on environmental and health and safety matters, or to political risks which are outside the Company's control. When the Company becomes directly involved in the management or control of such field operations, it will commit to programs of environmental protection on its operating sites in accordance with the governing national and international laws and standards. Current business operations of other companies with which joint ventures are conducted comprise minority, non-operated, natural gas production or equity interests which are operated by their senior managements and employees who the Company considers to be professional, competent and capable of fully complying with all relevant regulatory and environmental regulations.

Forward-Looking Statements

This MD&A contains forward-looking statements, including references to development plans, corporate growth, plans for negotiations in progress and due diligence investigational activities, and dates by which certain results may be expected. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market, and business conditions; interest rates; ability to access external sources of debt and equity capital; competitive actions by other companies; the results of exploration and development drilling and related activities; imprecision of reserve and resource potential estimates; the Company's ability to replace and expand oil and gas reserves; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including tax increases ; decisions or approvals by administrative tribunals; changes in environmental and other regulations; risks attendant with general oil and gas operations; the outcome of complex research and development activities; and other factors, all or most of which are beyond the control of the Company. These factors are discussed in expanded detail in interim filings made by the Company with the securities regulatory bodies and Stock Exchange having jurisdiction. Readers are cautioned that the foregoing list of important business and operating factors for consideration by current and prospective shareholders and investors is not necessarily exhaustive nor conclusive.

PHOENIX CANADA OIL COMPANY LIMITED

Consolidated Financial Statements
Unaudited June 30, 2006
Audited December 31, 2005

PHOENIX CANADA OIL COMPANY LIMITED

Consolidated Statements of Operations and Retained Earnings
(Prepared from the Books of Account)
Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	**2005**	**2006**	**2005**
REVENUE				
Oil and gas income	$ 19,800	$ 42,324	$ 47,144	$ 101,391
Cost of Sales				
Direct operating and amortization expenses	15,126	1,277	31,343	10,744
Royalties	3,146	10,438	11,685	27,347
	18, 272	11,715	43,028	38,091
Gross profit	1,528	30,609	4,116	63,300
EXPENSES				
Administration and general	63,355	57,650	125,946	116,211
Amortization of capital assets	151	189	302	380
Interest charges	31	5	31	5
	63,537	57,844	126,279	116,596
Loss before the undernoted	(62,009)	(27,235)	(122,163)	(53,296)
Investment Income	95,482	64,522	183,675	126,316
Gain on sale of securities	249	- 0 -	4,794	- 0 -
Income before the provision for income taxes	33,722	37,287	66,306	73,020
Prior years Income Tax adjustment	(10,976)	- 0 -	(10,976)	- 0 -
Provision for Income taxers	(10,268)	- 0 -	(18,319)	- 0 -
Net Income for the Period	12,478	37,287	37,011	73,020
Retained Earnings, beginning of period	4,788,469	4,731,322	4,763,936	4,707,992
Shares repurchased for cancellation	- 0 -	(2,572)	- 0 -	(14,975)
Retained Earnings, end of period	$4,800,947	$4,766,037	$4,800,947	$4,766,037
Earnings per share	$ 0.0025	$ 0.0074	$ 0.0073	$ 0.0144

Phoenix Canada Oil Company Limited
Notes to Consolidated Financial Statements
June 30, 2006 - Unaudited

(1) Accounting Policies. The Management of Phoenix Canada Oil Company Limited (the "Company") has prepared these unaudited Consolidated Financial Statements for the six months ended June 30, 2006 in accordance with Canadian generally accepted accounting principles. These Financial Statements should be read in conjunction with the audited December 31, 2005 Consolidated Financial Statements.

(2) These unaudited interim Consolidated Financial Statements follow the same accounting policies as the December 31, 2005 audited Consolidated Financial Statements.

(3) Certain comparative figures for the period may have been reclassified to current period's presentation.

(4) Capital Stock – as at June 30, 2006 there were 5,065,994 common shares issued and outstanding (June 30, 2005 – 5,065,994 common shares outstanding).

(5) Long-term Investments and Advances

	June 30, 2006	December 31, 2005
385,729 shares (2005 – 385,729 in Starrex Mining Corporation Ltd.;(quoted Market Value; 2006 - $212,151; 2005 - $231,437)	$ 4,164	$ 4,164
2,469,467 shares (2005 - 2,469,467) in Theralase Technologies Inc.;(quoted Market value: (2006 - $1,358,207; 2005 - $1,679,238)	78,943	78,943
Other investments & advances	751	536
	$ 83,858	$ 83,643